August 30, 2024

Peter Juhas
Chief Financial Officer
AerCap Holdings N.V.
65 St. Stephen   s Green
Dublin D02 YX20
Ireland

        Re: AerCap Holdings N.V.
            Form 20-F for Fiscal Year Ended December 31, 2023
            File No. 001-33159
Dear Peter Juhas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to include a conformed signature in the audit report, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the complete financial statements and appropriate updated certifications that refer to the Form 20-F/A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Abe Friedman at 202-551-8298 with any questions.
 August 30, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services